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                                                                   Exhibit 99.72

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business Editors:
          FDA PROVIDES CLEARANCE TO INITIATE PHASE I CLINICAL TRIAL WITH ALZHEIMER'S DISEASE DRUG PRODUCT AZD-103

TORONTO, Aug. 1 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), announced today that they have received clearance from the United States Food and Drug Administration ("FDA") to initiate a Phase I clinical trial for its lead Alzheimer's drug product, AZD-103. The AZD-103 compound is a possible disease-modifying therapeutic drug candidate for the treatment of Alzheimer's disease. This unique class of drug candidates may provide significant advantages over the current therapies on the market.

The Phase I trial is a single blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or an escalating acute dose of AZD-103. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of AZD-103. Enrolment for this trial is expected to begin September 2006.

"The AZD-103 phase I clinical trial announced April 27, 2006 has completed enrolment and Transition will release data from this study in the near future."

About the AZD-103 Drug

The lead compound AZD-103 (scyllo-cyclohexanehexol) is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as cognitive function. As reported recently in a Nature Medicine publication, oral treatment of AZD-103 reduces accumulation of amyloid beta and amyloid beta plaques in the brain, as well as reduces or eliminates learning deficits in a leading transgenic mouse model of Alzheimer's disease. In addition, AZD-103 is well positioned as a potential Alzheimer's therapy as it can be taken orally, crosses the blood brain barrier and has a favorable safety profile.

About Alzheimer's disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

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ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. The Company is currently enrolling subjects for a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C, and a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 07:30e 01-AUG-06